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Press Release dated June 15, 1995 re: Stock Repurchase                Exhibit 99

                         STATE STREET BOSTON COPORATION
                        ANNOUNCES DIVIDEND INCREASE AND
                            REAFFIRMS STOCK BUY BACK

Boston, MA ... June 15, 1995

     State Street Boston Corporation today increased its quarterly dividend $.01 per share, to $.17 per share. The dividend is payable July 17, 1995 to stockholders of record as of July 3, 1995.

     The dividend has been increased every six months for the past sixteen years. With the increase today, the current annual dividend rate is 13% higher than a year ago.

     The Board of Directors also reaffirmed its authorization to repurchase up to 2 million shares of the Corporation's common stock. Purchases would be made from time to time on the open market or in privately negotiated transactions. Shares purchased under the authorization, if any, would be used for employee benefit plans.

     With $1.9 trillion in assets under custody and $180 billion in assets under management, State Street is a leading servicer of financial assets worldwide. Services are provided from offices in the United States, Canada, Grand Cayman, Netherland Antilles, United Kingdom, France, Belgium, Luxembourg, Denmark, Germany, United Arab Emirates, Hong Kong, Taiwan, Japan, Australia, and New Zealand. State Street is listed on the NYSE under the symbol STT.